SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

-	Press Release dated June 17, 2005;
-	Press Release dated June 27, 2005;
-	Press Release dated June 27, 2005;
-	Notice of a change in the share capital of Enel S.p.A. dated June 30, 2005;
-	Communication;
-	Notices relating to trading of Enel shares by Senior Management dated June 16, 2005;
-	Transition to International Financial Reporting Standards (IFRS)

Press Release

ENEL SELLS ITS 50% STAKE IN BRINDISI LNG

Agreement provides for reimbursement of costs amounting to €44 million incurred by Enel Trade to develop the regasification project.

Rome, June 17, 2005 - Enel Trade, an Enel Group company, has reached agreement with BG Group (BG) to dispose of its 50% holding in Brindisi LNG, a company formed to build and operate a liquefied natural gas regasification terminal in the port of Brindisi.

The agreement provides for Enel Trade to be reimbursed for all the costs it incurred as part of the project as from May 2003, the date it acquired the stake in Brindisi LNG. The costs total €44 million.

Enel Trade will receive about €17 million at the closing, which is scheduled for June 21, 2005, and the remainder within a year of the closing subject to a number of conditions linked to the continuation of the project by BG.

The agreement, which was drawn up within the framework of existing shareholders’ agreements between the two parties, also contains a “preferred customer” clause in favour of Enel Trade for any future gas supplied up to a maximum volume agreed through the terminal by BG.

The regasification terminal is currently at the final design stage, and the company could start its construction which is still depending upon the existing opposition from local authorities.

On the basis of the figures approved by the Shareholders’ Meeting of April 28, 2005, in 2004 Brindisi LNG – given the lack of revenues in the design stage – posted negative EBITDA of €3.2 million and a net loss of €3.6 million.

Press Release

MOODY’S RAISES ENEL’S LONG-TERM RATING

Rome, June 27, 2005 – Moody’s has upgraded Enel’s long-term rating from “A1” to “Aa3”, while maintaining its short-term rating at “Prime-1” with a stable outlook.

The rating change reflects the new methodology adopted by Moody’s for government-related issuers.

Press Release

AGREEMENT FORMALISED BETWEEN ENEL AND SET FOR SALE OF POWER GRID IN THE PROVINCE OF TRENTO

Trento/Rome, June 27, 2005 - Enel and SET today signed the final agreement for the sale of Enel’s Trentino distribution network to the electricity company operated by local authorities in Trentino.

As envisaged in the preliminary contract signed on December 21, 2004, Enel Distribuzione set up a new company to which it will contribute its Trentino operations, which include some 6,700 km of network and 3,000 transformer stations, with 259 employees. The company will serve about 225,000 customers.

The entire share capital of the new company will be sold by Enel to SET with effect from July 1, 2005 for a consideration of €168.85 million.

The disposal of the network is part of a broader agreement between Enel, SET and the Autonomous Province of Trento — with a total value of €198 million — that also includes the sale of 15 real properties associated with the distribution grid.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between June 1, 2005 and June 17, 2005 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 9, 2001 (for the Stock-option Plan for the year 2001), April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).

Specifically, in the aforesaid period between June 1, 2005 and June 17, 2005 a total of 18,521,166 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 11,974,863 shares regarding the Stock-option Plan for the year 2001, (ii) 753,000 shares regarding the Stock-option Plan for the year 2002, (iii) 1,897,253 shares regarding the Stock-option Plan for the year 2003 and (iv) 3,896,050 shares regarding the Stock-option Plan for the year 2004.

The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of December 18, 1999 (regarding the Stock-option Plan for the year 2001), May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).

The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on June 30, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,148,891,407	6,148,891,407	1 Euro	6,130,370,241	6,130,370,241	1 Euro
Ordinary shares (rank for dividend pari passu: January 1, 2005) current coupon number 6	6,148,891,407	6,148,891,407	1 Euro	6,130,370,241	6,130,370,241	1 Euro

Communication

Enel S.p.A. (“Enel”) hereby gives notice that deposits of Enel’s ordinary shares against issuance of American Depositary Shares (ADSs) (represented by American Depositary Receipts (“ADRs”)) will be suspended for a period of no less than 40 days starting on July 7, 2005. Following termination of this suspension period, investors wishing to deposit Enel’s ordinary shares in exchange for ADSs (represented by ADRs) will be required to certify, as they are now, that the ordinary shares they wish to deposit are not “restricted securities” under the Securities Act.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Reference period: 2nd quarter (April – June) 2005
Disclosure: periodic                                         immediate                                        delayed

Declarer: Massimo Romano	Title: Director of Institutional and Regulation Affairs Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]
June 16, 2005	S	AZO Enel	IT0003128367	245,932	€7.272	€1,788,417.50	Exercise of stock options
June 16, 2005	V	AZO Enel	IT0003128367	245,932	€7.300	€1,795,303.60	Market transaction

Sub-TOTAL (A) [4]						€3,583,721.10

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
		Financial			Underlying	investment/disinvestment			investment/disinvestment
		instrument		ISIN	financial		Unit			Unit
Date	Transaction [5]	[6]	Category [7]	code	instrument [8]	Qty	price	Amount	Qty	price	Amount	Features [9]
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B) [10]		0
										TOTAL (A) + (B)		€3,583,721.10

[1] Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[2] Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

[3] Indicate the kind of action from which the transaction derives:

-	market transaction;

-	off-market transaction;

-	conversion of convertible bonds;

-	exercise of stock options or preemptive rights;

-	exercise of warrants;

-	exercise of derivative instruments or covered warrants;

-	other, in which case specify.

[4] Indicate the total amount of the transactions listed in the form.

[5] Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

[6] Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = traditional option contracts;

CW = covered warrants;

O = other, in which case specify.

[7] Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

[8] Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

[9] Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10] Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 2nd quarter (April – June) 2005
Disclosure: periodic                                           immediate                                         delayed

Declarer: Fulvio Conti	Title: Chief Executive Officer and General Manager of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 16, 2005	S	AZO Enel	IT0003128367	15,000	€7.272	€109,080.00	Exercise of stock options
June 16, 2005	S	AZO Enel	IT0003128367	29,689	€7.272	€215,898.41	Exercise of stock options
June 16, 2005	V	AZO Enel	IT0003128367	29,689	€7.300	€216,729.70	Market transaction

					Sub-TOTAL (A)		€541,708.11

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

										Sub-TOTAL (B)		0

										TOTAL (A) + (B)		€541,708.11

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Transition to International
Financial Reporting
Standards (IFRS)

Foreword

     The Enel Group has adopted International Financial Reporting Standards (IFRS) starting from 2005, with the transition date to IFRS at January 1, 2004. The Group’s last consolidated financial statements prepared under Italian GAAP were those for the year ended December 31, 2004.

     As required by IFRS 1 and Article 82 bis of Issuer Regulation no. 11971/1999 adopted by Consob, the Italian Commission for Listed Companies and the Stock Exchange, with Resolution No. 14990 of April 14, 2005, this appendix includes the reconciliation schedules of the figures presented previously under Italian GAAP and those that have been restated under IFRS, together with the related notes on the adjustments.

     The reconciliation schedules have been prepared only for the purposes of the process of the transition to IFRS, for the preparation of the first set of consolidated financial statements in accordance with IFRS as approved by the European Commission. They do not include the comparative figures and explanatory notes that would be required to give a complete picture of the consolidated financial position and results of the Enel Group in accordance with IFRS.

     Furthermore, these reconciliation schedules have been prepared using the current IFRS, including the standards recently adopted by the International Accounting Standards Board (IASB), the International Accounting Standards (IAS), and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). It is assumed that these standards will still be in effect at December 31, 2005. However, they may differ from those in force at that date due to further interpretations by the European Commission regarding IFRS or to the issuance of new standards or interpretations by the relevant bodies. Therefore, the figures presented in these schedules are subject to change when used as comparative figures in the first set of complete full-year consolidated financial statements to be drawn up in accordance with IFRS.

     The accounting principles used to prepare the reconciliation schedules are set out below.

Consolidation criteria and procedures

Subsidiaries

     The consolidation perimeter includes the parent company Enel S.p.A. and the entities it directly or indirectly controls through possession of a majority of the voting rights (including potential voting rights) or, in exceptional cases, a significant influence. Subsidiaries are consolidated from the date on which control is effectively transferred to the Enel Group. They are deconsolidated when control passes outside the Group.

Associated companies

     Investments in associated companies, i.e., entities in which the Enel Group has significant influence, are accounted for using the equity method. The Group’s share of profit or loss is recognized in the consolidated financial statements from the date on which it achieves significant influence over the entity, until the date on which such influence ceases.

     Should the Group’s share of the loss for a period exceed the investment’s carrying value, the carrying value is reduced to nil and any excess is recorded as a corresponding reserve, to the extent of the Group’s legal or constructive obligation to cover the associate’s loss or to make payments on its behalf.

Joint ventures

     Interests in joint ventures, i.e., where the Group has joint control with other entities, are consolidated using the proportionate method when the joint ventures are active. The Group consolidates on a line-by-line basis in its consolidated financial statements a share of the assets, liabilities, income and expenses of the jointly controlled entity that is proportionate to the share of the entity held by the Enel Group.

Consolidation procedures

     The financial statements of subsidiaries, associated companies and joint ventures are drawn up at each period-end using the same accounting policies as those applied by the parent company. Consolidation adjustments are made to align any line items affected by different accounting policies.

     All intragroup balances and transactions, including any unrealized profit on transactions within the Group, are eliminated. Unrealized profits and losses with associated companies and joint ventures are eliminated for the part related to the Group. Unrealized losses are eliminated unless they represent impairment losses.

Accounting principles and evaluation criteria

Translation of amounts in foreign currency

     Enel has adopted the Euro (€) as its functional and presentation currency. Transactions in foreign currency are initially recognized at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities in foreign currency are retranslated into the functional currency using the period-end exchange rate.

     Non-monetary items recognized at historic cost are translated using the exchange rate prevailing on the date of initial recognition of the transaction. Non-monetary items recognized at fair value are translated using the exchange rate prevailing on the date fair value is determined.

     The financial statements of consolidated entities based in non-Euro countries are translated into Euros by applying the relevant period-end exchange rate to the balance sheet line items and the average rate for the period to the income statement line items. Any exchange rate gains or losses are recognized directly in shareholders’ equity in a special reserve. When the Group sells a foreign entity, any cumulative exchange rate gains or losses classified as equity are recognized in the income statement.

Property, plant and equipment

     Property, plant and equipment are recognized at historic cost, including directly related ancillary costs necessary for the operation of the asset (e.g., transport costs, import duties, the cost of site preparation, installation and testing costs, notary and cadastral registration fees and any non-deductible VAT), increased, if material and the entity has a present obligation, by the present value of the estimated cost to dismantle and remove the asset. Where significant parts of the asset have different useful lives, they are recognized separately. Land, both undeveloped and on which civil and industrial buildings stand, is not depreciated as it has an unlimited useful life, with the exception of certain types of land that, by their nature, are subject to physical deterioration over time. Certain items of property, plant and equipment had been revalued at January 1, 2004 (the transition date) or in previous periods, and they are recognized at the revalued amount on the revaluation date, considered as a substitute value for cost (“deemed cost”).

     Property, plant and equipment are shown net of accumulated depreciation and any impairment losses, determined as set out below. Depreciation is calculated on a straight-line basis over the asset’s estimated useful life, which is reviewed yearly, and any changes are reflected on a prospective basis, if necessary. The main depreciation rates used are:

Rate
Civil buildings	2.5%
Hydroelectric power plants(1)	2.5%
Thermal power plants(1)	5.0%
Geothermal power plants	8.0%
Power plants using other renewable resources	4.7%
Power lines	2.50%
Transformer stations	2.38-3.13%
Medium- and low-voltage distribution lines	2.5-3.33%
Gas distribution networks and meters	2.0-4.0%
Telecommunications equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(1)	excluding freely transferable assets.

     The carrying value of property, plant and equipment is periodically tested for impairment when events or changed situations indicate that their carrying value cannot be recovered. Where there is a possibility of impairment and the carrying value exceeds the asset’s estimated realizable value, the asset is written down to the latter value, which is the greater of the net sales price and value in use.

     Value in use is defined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and specific risks of the relevant property, plant or equipment. The realizable value of assets that do not generate largely independent cash flows is determined based on the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement as amortization, depreciation and write-downs. Such losses are reversed if the reason for the impairment no longer applies.

     When the asset is sold or when no expected future benefit is expected from its use, it is eliminated from the balance sheet and any loss or gain (calculated as the difference between the sale price and the carrying value) is recognized in the income statement for the relevant year.

Intangible assets

     Intangible assets are recognized at cost, using the same methods set out above for property, plant and equipment.

     As they have a finite useful life, the assets are subsequently recorded net of cumulative amortization and any impairment losses, determined using the same criteria as those for property, plant and equipment.

     Useful life is reviewed annually and any changes are recognized on a prospective basis, if necessary.

     Gains or losses on the disposal of an intangible asset are determined as the difference between the sales price and the carrying value and are recognized in the income statement at the time of disposal.

Goodwill

     Goodwill arising from the acquisition of subsidiaries, associated companies or joint ventures is initially recognized at cost. It represents the difference between the cost of purchase and the buyer’s share of net fair value of the current and potential identifiable assets and liabilities. After initial recognition, goodwill cannot be amortized and it is decreased by any eventual accumulated impairment losses, determined using the methods described below. Goodwill related to investments in associated companies is included in their carrying value.

     Goodwill arising from acquisitions carried out before January 1, 2004 is recorded at the amount recognized as such in the last set of financial statements prepared using Italian GAAP as at and for the year ended (December 31, 2003). During preparation of the opening financial statements under IFRS, these transactions were not revaluated.

     Goodwill is tested for impairment yearly, or more frequently if events arise or circumstances change that would suggest that it might be impaired. At the date of acquisition, goodwill is allocated to each of the cash generating units that is expected to benefit from the effects of the acquisition. Any impairment losses are identified through assessments based on the capacity of each unit to produce cash flows that will recover part of the goodwill allocated thereto, using the methods described above in the paragraph on property, plant and equipment. If the amount recoverable by a cash generating unit is lower than its carrying value, an impairment loss is recognized. This loss is not reversed, even if the reason for the impairment no longer applies .

Construction contracts in progress

     Construction work in progress is measured on the basis of contractual revenues accrued with reasonably certainty, using the stage-of-completion method (“cost to cost”), so as to allocate the revenues and profit or loss of the contract appropriately to each period, in proportion to the state of completion of the work. Gains or losses arising from the difference between the value of the contracts and advances received are recognized as assets or liabilities respectively in the balance sheet.

     Contract revenues comprise the initial consideration agreed in the contract, variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenues that can be reliably measured. Losses are recognized regardless of the stage of completion of the contract.

Inventories

     Inventories are measured at the lower of cost and estimated net realizable value. Costs of purchase are determined for the period for each item. The average weighted cost includes related charges (e.g., ship charters, import duties, insurance, lay days and demurrage for the acquisition of fuel) for the acquisitions of the period.

Financial instruments

Equity instruments of other entities

     Equity instruments of other entities are recognized at fair value with any gains or losses recognized in shareholders’ equity. When the fair value cannot be reliably determined, the investments are accounted for at cost, adjusted for impairment losses, with any gains or losses recognized in the income statement.

     Where the reasons for impairment no longer apply, investments measured at cost are revalued within the limits of the write-down taken, with any gains or losses recognized in the income statement.

     Risks arising from impairment losses in excess of the investment’s carrying value are provided for in a special reserve to the extent that the investor has incurred legal or constructive obligations or to cover any losses. Financial assets where the entity has the intention and ability to hold them until maturity are recognized at cost, as represented by the fair value of the initial consideration, increased by transaction costs (e.g., commissions, fees, etc.). After their initial recognition, financial assets are measured at amortized cost using the effective interest rate method.

Trade receivables

     Trade receivables with due dates in line with generally accepted trade terms are not discounted. They are recognized at cost based on their nominal amount net of any impairment losses. Estimates of bad debts are based on the present value of estimated future cash flows.

Cash and cash equivalents

     This category is used to record cash and cash equivalents that are available on demand or in the very short term and do not incur collection costs. Cash and cash equivalents are recognized net of bank overdrafts at period end in the consolidated cash flow statement.

Trade payables

     Trade payables with due dates in line with generally accepted trade terms are not discounted. They are recognized at cost based on their nominal amount.

Financial liabilities

     Financial liabilities, except for derivatives, are initially recognized at cost, equal to the fair value of the liabilities less transaction costs that are directly attributable to the liability’s issue.

     After initial recognition, financial liabilities are measured at amortized cost using the original effective interest rate method.

     Measurement of financial liabilities hedged with fair value hedges is adjusted to reflect changes in fair value of the hedged risk.

Derivative financial instruments

     The Group has derivative instruments held to hedge its exposure to risks of changes in commodity prices, interest rates and exchange rates. As per its policy, it does not enter into speculative derivative transactions. However, if these transactions do not qualify for hedge accounting under IFRS, they are accounted for as speculative transactions.

     Derivatives are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge effectiveness (assessed periodically) is high. When the hedging derivatives hedge risks of changes in the fair value of hedged instruments (fair value hedges; hedging of changes in the fair value of fixed rate assets or liabilities), they are recognized at fair value, with any changes recognized in the income statement. The hedged items are adjusted similarly to reflect changes in fair value related to the hedged risk. When derivatives hedge risks of changes in cash flows of the hedged items (cash flow hedges; hedging of changes in cash flows of floating rate assets or liabilities due to interest rate fluctuations), changes in fair value are initially recognized in shareholders’ equity and subsequently recognized in the income statement, in line with the actual gains and losses on the hedged transaction.

     Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS are recognized in the income statement.

Employee benefits

     Employee benefits provided simultaneously or subsequently to termination of service through defined benefit plans (termination benefits, IMA(1), ISP(2), electricity discount, ASEM healthcare plan, PIA(3) and other benefits) or other long-term employment benefits (loyalty bonus) are recognized over the vesting period.

     Liabilities related to defined benefit plans, net of any plan assets, are determined using actuarial assumptions and recognized on an accruals basis in line with the service rendered to obtain the benefits. These appraisals are performed by independent actuaries.

     Gains and losses arising from the actuarial calculation are recognized in the income statement as costs or revenues when the cumulative net amount of the actuarial gains and losses not recognized for each plan at the previous reporting date exceeds 10% of the higher amount of either the obligations for the defined benefit plan and the fair value of the plan assets at that date (the “corridor approach”).

Provisions for risks and charges

     Provisions for risks and charges relate to costs and charges of certain or probable existence, the due date or amount of which is unknown at period end. Provisions are made when an entity has a present (legal or constructive) obligation as a result of a past event, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits, and a reliable estimate can be made of the obligation.

     The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date, i.e., the amount that the entity would rationally pay to settle the obligation at the balance sheet date or to transfer it to a third party at that time. When estimating the amount of a provision, where the effect of the time value of money is material, the provision is discounted using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the liability. If the provision is discounted, the increase attributable to the passage of time is recognized as financial expense. When the liability relates to property, plant and equipment (e.g., dismantling and restoration of sites), the provision is recognized as a balancing entry to the asset to which it refers; the expense is recognized in the income statement through the depreciation of the property, plant or equipment to which it relates.

(1)	Additional months’ pay

(2)	Indemnities in lieu of notice.

(3)	Supplemental pension fund.

Grants

     Grants from the government or third parties are recognized at fair value when it is reasonably certain that they will be received and that the conditions for receipt have been met.

     Grants received for specific expenditures are recognized as other liabilities and credited to the income statement on a systematic basis over the periods necessary to match them to the related costs.

     Grants received for specific assets, the value of which is recognized as an asset, are directly set off against the related asset or accounted for under other liabilities and credited to the income statement over the asset’s amortization/depreciation period.

     Grants related to income (granted to provide immediate financial assistance to an entity or to cover costs and losses incurred in a previous period) are fully recognized in the income statement when the conditions for their recognition are met.

Revenues

     Revenues are recognized to the extent that the fair value can be determined reliably and it is probable that the related economic benefits will flow to the entity. Revenues are recognized using the following criteria, depending on the type of transaction:

•	revenues from sales of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer;

•	revenues from the rendering of services are recognized in line with the stage of completion of the services using the same criteria applied to measure contract work in progress. Where the revenues cannot be reliably estimated, they are recognized to the extent of the costs incurred which are expected to be recovered.

     Revenues from the sale and transport of electricity and gas are recognized upon the providing of the supply or service, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, these revenues are based on the tariffs and related restrictions established by law, by the Italian Electricity and Gas Authority and by similar foreign authorities as in effect during the applicable period.

     Revenues of the telecommunications segment for traffic, interconnections and roaming are recognized in the income statement on an accruals basis in line with the usage in time of each customer and telephone operator.

Interest

     Revenues and expenses are recognized on an accruals basis in line with interest accreted on the net carrying value of the related financial assets and liabilities using the effective interest rate method.

Dividends

     Revenues are recognized when the shareholder’s right to receive payment is established.

Income tax

     Current taxes are determined using an estimate of the taxable profit (tax loss) and in line with prevailing legislation, as well as the effects of applying to the Group the Italian tax consolidation scheme.

     Deferred tax liabilities and assets are calculated on the temporary differences between the carrying values of assets and liabilities in the consolidated financial statements and their tax bases. Deferred tax assets are also recognized for carry forward tax losses of the entities that do not apply the Italian tax consolidation scheme.

     Deferred tax assets are recognized if their recovery is probable, i.e., when an entity expects to have future taxable profits against which the deferred tax asset can be utilized.

     The recoverability of deferred tax assets is reviewed at each period end.

Share-based payments

     Since 2000, the Enel Group has introduced annual stock option plans aimed at motivating management and ensuring its loyalty.

     The cost of the services rendered by employees and compensated through the stock option plans is determined based on the fair value of the options measured at the date of grant. This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.

     In adopting IFRS 1 the Group has applied IFRS 1 — First-time adoption and has availed itself of certain exemptions.

     The exemptions allowed by IFRS 1 and applicable to the Group, as used to prepare the opening balance sheet, are set out below:

•	business combinations: the Group has not applied IFRS 3 retrospectively to business combinations that took place before the transition date;

•	measurement of property, plant and equipment and of intangible assets at fair value or deemed cost: the Group has applied the revalued amount method to certain asset categories;

•	employee benefits: the Group has decided to recognize all cumulative actuarial gains and losses existing at January 1, 2004, while it has opted for the corridor approach for all subsequent actuarial gains and losses;

•	translation reserve: as permitted by IFRS 1, the Group has not availed itself of the exemption and has maintained the net cumulative exchange rate differences arising from prior translations of financial statements of foreign entities as determined prior to the transition date;

•	share-based payment: the Group has not applied the exemption allowed by IFRS 1 for share-based payments and has applied IFRS 2 to all the plans existing at January 1, 2004;

•	classification and modification of financial instruments: the Group has not postponed the transition date for IAS 32 and IAS 39 to January 1, 2005, and has taken the related effects into account in the opening balance sheet at January 1, 2004;

•	designation of financial instruments at fair value through profit or loss or as available for sale: the Group has decided to adopt this method at the transition date (January 1, 2004) rather than at the initial recognition date for IAS 39.

IFRS consolidated balance sheet as at January 1, 2004 and December 31, 2004 and IFRS consolidated income statement for the period ended December 31, 2004

     The balance sheet as at January 1, 2004 and December 31, 2004 and the income statement for the period ended December 31, 2004 are set out below. They show:

•	figures calculated under Italian GAAP reclassified for IFRS purposes;

•	adjustments for alignment with IFRS.

Balance sheet as at January 1, 2004

		IFRS
Consolidated balance sheet	Italian GAAP	Adjustments	IFRS	Notes
	Millions of Euros
ASSETS
Non-current assets
Property, plant and equipment	37,265	385	37,650	1
Investment property	0		—
Intangible assets	5,079	(1,578)	3,501	2
Goodwill	8,343	0	8,343	3
Deferred tax assets	2,038	479	2,517	4
Investments accounted for using the equity method	255		255
Non-current financial assets	1,630	(5)	1,625	5
Other non-current assets	172	—	172

Total non-current assets	54,782	(719)	54,063

Current assets
Inventories	1,321	12	1,333
Trade receivables	7,146	(15)	7,131	6
Receivables for contract work in progress	175	(37)	138	7
Current financial assets	627		627
Cash and cash equivalents	424		424
Other current assets	1,986	(55)	1,931	8
Prepaid operating expenses	0		—

Total current assets	11,679	(95)	11,584

TOTAL	66,461	(814)	65,647

Balance sheet as at January 1, 2004

		IFRS
Consolidated balance sheet	Italian GAAP	Adjustments	IFRS	Notes
	Millions of Euros
LIABILITIES
Shareholders’ Equity
Share capital	6,063		6,063
Other reserves	3,669	(1,685)	1,984
Retained earnings	8,884		8,884
Net income for the period	2,509		2,509
Group’s shareholders’ equity	21,125	(1,685)	19,440
Minority interests	190	(9)	181

Total shareholders’ equity	21,315	(1,694)	19,621	24

Non-current liabilities
Long term loans	18,597	(35)	18,562	9
Employee termination and other benefits	1,767	1,257	3,024	10
Provisions for risks and charges	1,417	(190)	1,227	11
Deferred tax liabilities	2,515	(461)	2,054
Non-current financial liabilities	0		0
Other non-current liabilities	329		329	12

Total non-current liabilities	24,625	571	25,196

Current liabilities
Short-term loans	4,145		4,145
Current portion of long term loans	3,986		3,986
Short-term portion of provisions	0
Trade payables	5,801	(37)	5,764	13
Payables for contract work in progress	260		260
Income taxes payable	714		714
Current financial liabilities	373	391	764	14
Other current liabilities	5,242	(45)	5,197	15
Liabilities classified as held for sale	0		0

Total current liabilities	20,521	309	20,830

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,461	(814)	65,647

Balance sheet as at December 31, 2004

		IFRS
Consolidated balance sheet	Italian GAAP	Adjustments	IFRS	Notes
	Millions of Euros
ASSETS
Non-current assets
Property, plant and equipment	36,546	156	36,702	1
Investment property	0	0	—
Intangible assets	4,815	(1,453)	3,362	2
Goodwill	6,615	94	6,709	3
Deferred tax assets	2,339	614	2,953
Investments accounted for using the equity method	190	0	190	4
Non-current financial assets	1,731	1	1,732	5
Other non-current assets	154	—	154

Total non current assets	52,390	(588)	51,802

Current assets
Inventories	1,345		1,345
Trade receivables	7,957	(26)	7,931	6
Receivables for contract work in progress	133	(37)	96	7
Current financial assets	553		553
Cash and cash equivalents	331		331
Other current assets	3,367	(47)	3,320	8
Prepaid operating expenses
Total current assets	13,686	(110)	13,576

TOTAL ASSETS	66,076	(698)	65,378

Balance sheet as at December 31, 2004

		IFRS
Consolidated balance sheet	Italian GAAP	Adjustments	IFRS	Notes
	Millions of Euros
LIABILITIES
Shareholders’ equity
Share capital	6,104		6,104
Other reserves	3,868	(1,816)	2,052
Retained earnings carried forward	9,183	(3)	9,180
Net income for the period, net of interim dividends paid in 2004	692	(75)	617
Group’s shareholders’ equity	19,847	(1,894)	17,953
Minority interests	1,131	(18)	1,113

Total shareholders’ equity	20,978	(1,912)	19,066	24

Non-current liabilities
Long-term loans	20,334	(43)	20,291	9
Employee termination and other benefits	1,574	1,336	2,910	10
Provisions for risks and charges	1,494	(90)	1,404	11
Deferred tax liabilities	2,906	(394)	2,512
Non-current financial liabilities	4		4
Other non-current liabilities	218		218	12

Total non-current liabilities	26,530	809	27,339

Current liabilities
Short-term loans	5,192		5,192
Current portion of long term loans	1,397		1,397
Short-term portion of provisions	0		0
Trade payables	6,706	(37)	6,669	13
Payables for contract work in progress	149		149
Income taxes payable	99		99
Current financial liabilities	379	480	859	14
Other current liabilities	4,646	(38)	4,608	15
Liabilities classified as held for sale	0		0

Total current liabilities	18,568	405	18,973

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,076	(698)	65,378

Income statement for the period ended December 31, 2004

		IFRS
	Italian GAAP	Adjustments	IFRS	Notes
	Millions of Euros
Revenues	36,489	0	36,489
Other revenues	999	(135)	864

TOTAL REVENUES	37,488	(135)	37,353	16
Personnel	3,790	3	3,793	17
Fuel for thermal generation	3,598		3,598
Purchased power	10,465		10,465
Interconnections and roaming	1,346		1,346
Services and rentals	4,003	19	4,022	18
Fuel for trading and gas for resale to end users	1,795		1,795
Materials	1,255		1,255
Other	1,148	(4)	1,144
Capitalized expenses	(1,032)		(1,032)
Amortization, depreciation and write-downs	5,536	(133)	5,403	19
Accruals	20	(20)	0	20
OPERATING INCOME	5,564	0	5,564
- Net financial income (expense)	(1,149)	(170)	(1,319)	21
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	4,415	(170)	4,245
Extraordinary income	0		0
Extraordinary expense	(66)	66	0	22

INCOME BEFORE TAXES	4,349	(104)	4,245
Income taxes	1,517	(19)	1,498	23
INCOME BEFORE MINORITY INTERESTS	2,832	(85)	2,747
Minority interests	(126)	10	(116)

Net income	2,706	(75)	2,631

Notes on the main IFRS adjustments made to certain items in the balance sheet as at January 1, 2004 and December 31, 2004

     Brief comments are given below on the key adjustments made to specific balance sheet line items at the beginning and end of 2004.

Balance sheet — Assets

     (1) Property, plant and equipment (+€385 million at January 1, 2004 and +€156 million at December 31, 2004); these adjustments relate to:

•	elimination of the accumulated depreciation of appurtenance land, which under IFRS has to be separated from the plant and can no longer be depreciated (+€70 million at January 1, 2004 and +€72 million at December 31, 2004 — see note 24 Reconciliation of shareholders’ equity);

•	reversal of write-downs of property, plant and equipment due to redefinition of the depreciation plan based on a review of the useful lives of the relevant assets (+€153 million at January 1, 2004 and +€56 million at December 31, 2004 — see paragraph (a) in note 24 Reconciliation of shareholders’ equity);

•	capitalization of dismantling and restoration charges (+€27 million at January 1, 2004 and +€24 million at December 31, 2004, see paragraph (a) in note 24 Reconciliation of shareholders’ equity) and simultaneous accrual to a provision for charges for the estimated present value of future costs on the liabilities side of the balance sheet (see note 11);

•	reversal of a provision for plant demolition that did not comply with the recognition criteria of IFRS (+€15 million at January 1, 2004 and +€35 million at December 31, 2004);

•	reversal, separation and recalculation of the significant plant components to comply with the “component analysis” (—€21 million at January 1, 2004 and —€32 million at December 31, 2004; see paragraph (a) in note 24 Reconciliation of shareholders’ equity);

•	write-off of connection fees for the gas sector and the related deferral to the income statement using the same method applied for the related costs (—€38 million at January 1, 2004 and —€59 million at December 31, 2004);

•	recognition of buildings appraised at the end of 2003 at fair value (+€179 million at January 1, 2004 and +€61 million at December 31, 2004).

     (2) Intangible assets (—€1,578 million at January 1, 2004 and —€1,453 million at December 31, 2004); these adjustments are summarized in the following table:

	January 1,	December 31,
	2004	2004
	in millions of euro
Start-up costs	(26)	(21)
Research, development and advertising	(31)	(1)
Deferred charges	(22)	(14)
Effect of discounting of “other similar rights”	(76)	(83)
Extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund (FPE)	(1,423)	(1,334)

Total	(1,578)	(1,453)

     These adjustments mainly relate to the elimination of certain start-up, advertising costs, deferred charges and internal software development costs (see paragraph (b) in note 24 Reconciliation of shareholders’ equity) that do not meet the recognition requirements under IFRS.

     In respect of the discounting of “Other similar rights,” intangible assets include easements and use of third-party assets for fixed periods of time, recognized at the cost of the total of the contractual payments incurred for their acquisition. Accordingly, the Group has adjusted the relevant assets based on their actual value at the date of acquisition, and adjusted the related payables accordingly (see note 15).

     The extraordinary contribution due as a result of the suppression of the Electricity Industry Employee Pension Fund for the employees of Enel and private electricity entities (FPE) established by Law no. 488 of December 23, 1999 (2000 Finance Act) was eliminated as it is no longer allowed under IFRS (see paragraph (b) in note 24 Reconciliation of shareholders’ equity).

     (3) Goodwill (€0 million at January 1, 2004 and +€94 million at December 31, 2004); the adjustments relate to the reversal of amortization no longer allowed under IFRS.

     (4) Deferred tax assets (+€479 million at January 1, 2004 and +€614 million at December 31, 2004); these are the balance sheet entries offsetting the tax impact of the reconciled items in the Reconciliation of shareholders’ equity in note 24.

     (5) Non-current financial assets (—€5 million at January 1, 2004 and +€1 million at December 31, 2004); these adjustments relate to the fair value measurement of the investment in Echelon, listed in the U.S. and acquired as part of the Telemanagement project.

     (6) Trade receivables (—€15 million at January 1, 2004 and —€26 million at December 31, 2004); this adjustment reflects the recognition of prepayments related to the deferral of revenues and the related cost-of- activation fees (e.g., access to, or changes to, tariff plans, promotions, etc.) and fixed fees (e.g., SIM card activation, prepaid recharges, etc.) related to the period of time during which telecommunications services will be provided. Under Italian GAAP, these fees were entirely expensed in the period in which the activation took place.

     (7) Receivables for contract work in progress (—€37 million at January 1, 2004 and —€37 million at December 31, 2004); this adjustment relates to the modification of the basis for calculating contract work in progress as a result of the direct recognition of certain costs which were accounted for as payables under Italian GAAP.

     (8) Other current assets (—€55 million at January 1, 2004 and —€47 million at December 31, 2004); these adjustments mainly reflect the elimination of the prepaid substitute tax on the franking of the goodwill generated by the merger of Enel Distribuzione Gas and GE.AD. into Enel Rete Gas.

Balance sheet — Liabilities

     (9) Long-term financing (—€35 million at January 1, 2004 and —€43 million at December 31, 2004); these adjustments relate to:

•	the adjustment of foreign currency medium- to long-term payables using the period-end exchange rate, equal to —€33 million at January 1, 2004 and —€28 million at December 31, 2004, from the method used under Italian GAAP, where these payables were recognized using the hedge exchange rate;

•	adoption of the amortized cost method to measure medium- to long-term bank loans and bond issues equal to —€2 million at January 1, 2004 and —€15 million at December 31, 2004.

     (10) Termination and other employment benefits (+€1,257 million at January 1, 2004 and +€1,336 million at December 31, 2004); these adjustments are summarized in the following table:

	January 1,	December 31,
	2004	2004
	in millions of euro
Termination benefits	(60)	(80)
Electricity discount provision	952	1,014
Other provisions	365	402

Total	1,257	1,336

     These adjustments mainly relate to the application of actuarial methods to determine termination benefits and the recognition of the present actuarially-determined value of expected liabilities.

     (11) Provisions for risks and charges (—€190 million at January 1, 2004 and —€90 million at December 31, 2004); these adjustments are summarized in the following table:

	January 1,	December 31,
	2004	2004
	in millions of euro
Provision for dismantling and restoration charges	40	43
Provision for demolition of plant	(103)	(103)
Provision for company restructuring	(76)	(30)
Other provisions	(51)	—

Total	(190)	(90)

     These adjustments relate to the reversal of certain provisions that do not meet the criteria for recognition under IFRS. Please refer to note 1 above for the provision with respect to dismantling and restoration charges.

     (12) Deferred tax liabilities (—€461 million at January 1, 2004 and —€394 million at December 31, 2004); these are the balance sheet entries offsetting the tax effects of the reconciled items recorded in note 24 Reconciliation of shareholders’ equity.

     (13) Trade payables (—€37 million at January 1, 2004 and —€37 million at December 31, 2004 - see note 7).

     (14) Current financial liabilities (+€391 million at January 1, 2004 and +€480 million at December 31, 2004); these adjustments reflect the fair value measurement of derivative financial instruments (see paragraph (d) to note 24 Reconciliation of shareholders’ equity).

     (15) Other current liabilities (—€45 million at January 1, 2004 and —€38 million at December 31, 2004); the adjustment relates to the discounting of other current liabilities (see note 2).

Adjustments to 2004 consolidated income statement items

     (16) Revenues (—€135 million); the adjustments related to ordinary revenues, which offset one another, are mainly due to the deferral of revenues arising from connection fees for the gas and telecommunications sector (—€32 million) and the recognition of revenues of €37 million deriving from the electricity discount granted to retired employees during the period. This represents an integration of the tariff revenues for electricity sold free of charge during the period and not recognized under Italian GAAP.

     The adjustments related to non-recurring revenues mainly refer to:

•	elimination of a €114 million capital gain generated on the sale of the investment in NewReal following the restating at fair value of buildings appraised at the end of 2003;

•	reversal of the release of €23 million from the restructuring provision by NewReal already adjusted for during First-time adoption.

     (17) Personnel (+€3 million); the adjustments relate to the different measurement (actuarial) of employee benefits (termination benefits, additional months pay, additional pension fund, electricity discount, etc.) for —€15 million, partly offset by the reversal of a restructuring provision (+€18 million), no longer allowed under IFRS.

     (18) Services and rentals (+€19 million); the adjustment mainly relates to the reversal of provisions for risks and charges no longer allowed under IFRS.

     (19) Amortization, depreciation and write-downs (—€133 million); these adjustments are summarized in the following table:

2004
in millions of
euro
Amortization of goodwill	(102)
Amortization of intangible assets	(51)
Amortization of FPE contribution	(88)
“Component Analysis”	11
Write-down of plants	97

Total	(133)

     These adjustments reflect:

•	a €241 million decrease due to the elimination of amortization of goodwill, intangible assets and the extraordinary contribution (FPE) no longer allowed under IFRS;

•	a €108 million increase due to the separation and recalculation of significant plant components (“component analysis”) and greater depreciation charges following the reversal of write-downs of plant parts and review of useful life.

     (20) Accruals (—€20 million); the adjustment relates to the reversal of the accrual to the provision for plant demolition no longer allowed under IFRS.

     (21) Financial expense, net (+€170 million); the adjustment mainly relates to:

•	the financial component arising from the discounting of employee benefits (+€144 million);

•	the ineffective portion of hedges related to derivative financial instruments (+€29 million).

     (22) Extraordinary expenses (—€66 million); the adjustment mainly refers to the elimination of expenses recognized as a result of differences arising from the elimination of fiscally-driven entries in the separate financial statements of certain Group companies that are recognized in a specific equity line item under IFRS.

     (23) Income tax (—€19 million); this amount reflects the tax effect of the adjustments made to income statement line items.

     (24) Reconciliation of shareholders’ equity

     The following schedule sets forth a reconciliation of shareholders’ equity at January 1, 2004, and December 31, 2004, and of net income for 2004 is set out below with comments on the adjustments made to the balances prepared under Italian GAAP.

Statement of changes in shareholders’ equity

				Income Before
		Shareholders’	Shareholders’	Minority Interests
		Equity as of	Equity as of	for the Year Ended
	Note	January 1, 2004	December 31, 2004	December 31, 2004
ITALIAN GAAP		21,315	20,978	2,832
Adjustments:
— Property, plant and equipment and related depreciation	a	330	79	(246)
— Start-up, development and advertising costs and other intangible assets	b	(1,501)	(1,372)	138
— Goodwill	c	—	94	103
— Derivative financial instruments	d	(391)	(480)	(29)
— Other employee benefits (e.g. termination benefits, stock option plans, Asem healthcare scheme, etc.)	e	(1,257)	(1,336)	(87)
— Provisions for risks and charges (restructuring, demolition, breakdowns, etc.)	f	241	168	(73)
— Other adjustments	g	(54)	(71)	95
Tax impact of the adjustments		938	1,006	14
Total adjustments net of tax effects		(1,694)	(1,912)	(85)

IFRS		19,621	19,066	2,747

(a) Property, plant and equipment and related depreciation

     IFRS require that each component of an item of property, plant and equipment be recognized and depreciated separately when its cost is significant compared to the total cost of the item.

     The identified significant components, previously recognized and depreciated as part of a single item under Italian GAAP, were separated and their depreciation recalculated. The effect of this adjustment on shareholders’ equity at January 1, 2004, and December 31, 2004, is negative by approximately €21 and €32 million, respectively, equal to the greater depreciation charge.

     IFRS require that land be recognized separately and not depreciated.

     Appurtenance land was previously depreciated with the asset built on it and has been separated, with the elimination of the related depreciation. This led to a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately €70 million and €72 million, respectively.

     Under IFRS, when a plant or a part of plant is discontinued in advance, its depreciation plan has to be reviewed in line with the discontinuation plan (assessment of useful life). Therefore, the previous write-downs were eliminated and a new depreciation plan determined. This led to a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately €153 million and €56 million, respectively.

     IFRS require that dismantling and restoration costs of production sites to be incurred upon conclusion of production be estimated and recognized at their present value under property, plant and equipment and depreciated.

     These costs are also provided for in the provisions for risks and charges, with an annual adjustment of the present value for the financial component. The carrying values were recalculated, as Italian GAAP allow neither the discounting of provisions nor the capitalization of the related cost.

     The effect of this adjustment on shareholders’ equity at January 1, 2004, and December 31, 2004, is approximately —€13 million and —€19 million, respectively.

(b) Start-up, development and advertising costs and other intangible assets

     IFRS do not allow the capitalization of certain intangible assets. Therefore, amounts related to start-up, incorporation and advertising costs were eliminated.

     This adjustment decreased shareholders’ equity at January 1, 2004, and December 31, 2004, by approximately €77 million and €38 million, respectively.

     Capitalization of the cost of the extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund, as provided for by a specific law, and already paid in three annual installments in 2000, 2001 and 2002, is no longer allowed under IFRS, which provide for the cost of defined contribution plans to be recognized in the income statement on the basis of the amount of the contribution paid in each period.

     This adjustment had a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately €1,423 million and €1,334 million, respectively.

(c) Goodwill

     Goodwill is no longer amortized but is periodically tested for impairment.

     As required by IFRS 1, the net carrying value of goodwill in the financial statements prepared under Italian GAAP at the transition date is periodically tested for impairment and is not amortized. Goodwill arising from the acquisition of investments in entities outside the Euro zone is adjusted to a period-end exchange rates for IFRS purposes. The total effect on shareholders’ equity at December 31, 2004, is a positive €94 million.

d) Transactions involving derivative financial instruments

     To manage the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge both individual transactions and the Group’s overall exposure.

     IFRS establish specific rules regarding accounting for these derivatives which are different from those provided for by Italian GAAP. With respect to derivatives hedging future cash flows of assets, liabilities or future transactions (cash flow hedges), the key effects relate to:

•	recognition of the fair value of the derivative asset or liability in the balance sheet;

•	recognition of a cash flow hedge reserve for the effective part of the hedge;

•	recognition of the ineffective part of the hedge in the income statement.

     With respect to derivatives hedging fair value changes in hedged assets or liabilities recognized in the balance sheet (fair value hedges on interest rates), the key effects relate to:

•	recognition of the derivative asset or liability in the balance sheet at its fair value;

•	set-off of the change in fair value of the hedged risk against the hedged item.

     This method led to a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of €391 million and €480 million, respectively.

(e) Employee benefits

     IFRS identify different types of post-employment benefits, which are benefits due to employees upon termination of their service. Under defined benefit plans, the actuarial risk (that benefits will be less than expected) and investment risk (that assets invested will be insufficient to meet expected benefits) fall on the entity. Therefore, the present financial-actuarial value of the expected liability and related costs and income are recognized, including the financial expense and actuarial gains and losses should be recognized.

     With respect to the Enel Group’s defined benefit plans (termination benefits, additional months’ pay (IMA), indemnities in lieu of notice (ISP), loyalty bonus, supplemental pension plan (PIA) and electricity discounts (electricity provided at reduced rates)), the following steps were taken:

•	re-recognition and remeasurement of:

—	the liability for the electricity discount;

—	the liability for the loyalty bonus.

•	application of different measurement criteria for:

—	termination benefits;

—	provisions for additional months’ pay and indemnities in lieu of notice;

—	provisions for the supplemental pension plan.

     The most significant difference related to the recognition of the liability for the electricity discount granted to current and retired employees equal to approximately €952 million and €1,014 million on shareholders’ equity at January 1, 2004, and December 31, 2004, respectively.

     The other adjustments had a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately €323 million and €322 million, respectively.

     Under IFRS, stock options granted to employees are measured at their fair value at the date of allocation. The cost of the allocated options, i.e., their fair value, is recognized in the income statement over the vesting period with a balancing entry in a specific reserve under shareholders’ equity.

     Italian GAAP do not provide for the recognition of these effects in the income statement.

     (f) Provisions for risks and charges

     IFRS require that provisions for risks and charges be recognized only when an entity has a present (legal or constructive) obligation as a result of a past event and has no realistic alternative to settling that obligation. The adjustment relates to the reversal of provisions for breakdowns, for plant demolition and for restructuring, which do not meet these requirements, equal to approximately €241 million and €200 million on shareholders’ equity at January 1, 2004, and December 31, 2004, respectively.

     Moreover, under IFRS, for liabilities for which provisions have been made that will become payable in future periods, the effects of discounting must be reflected, unlike Italian GAAP.

     The adjustment at December 31, 2004, also includes €34 million relating to the costs for the Terna bonus shares, equal to the market value of the shares.

     The total effect on shareholders’ equity is a positive €241 million and €168 million at January 1, 2004, and December 31, 2004, respectively.

(g) Other adjustments

     These have a negative effect on shareholders’ equity at January 1, 2004 and December 31, 2004 of €54 million and €71 million, respectively. They mainly relate to the discounting of long-term receivables and payables and the reversal of deferred taxes.

Effects on the cash flow statement for the year ended December 31, 2004

     A reconciliation of the consolidated cash flow statement is not presented as the effects of applying IFRS are not significant.

     The following table sets out a reconciliation of net financial indebtedness at December 31, 2004 between the amounts as determined under Italian GAAP and as restated under IFRS.

December 31,
2004
Net financial indebtedness under Italian GAAP	24,296

— Application of amortized cost method to short-term and medium to long-term debt(1)	(158)
— Change in fair value calculated on bonds hedged by fair value hedges	35
— Change in exchange rates on debt hedged against exchange rate risks on short-term and medium to long-term debt	(54)
— Medium to long-term payables to other financing entities(2)	216
— Short-term payables to other financing entities for securitizations	214
— Other	(36)

Net financial indebtedness under IFRS	24,514

(1)	Includes premiums, discounts and transaction costs directly related to the debts no longer shown separately in the line items established by Italian GAAP.

(2)	Reclassification of the payable due to the Ministry of the Economy and Treasury for the UMTS license.

     The €214 million change relates to the effects of securitization transactions, which led to the re-recognition of trade receivables, with a related increase in net financial indebtedness.

     Please refer to the notes on the key adjustments made above for the other reconciling items.

Review of reconciliations under IFRS 1

     The reconciliations of certain balance sheet items at January 1, 2004 and December 31, 2004 and certain income statement items for the year ended December 31, 2004 to IFRS have been audited. The auditors KPMG S.p.A. have completed their work and their report is presented together with this document.

Report of independent registered public accounting firm

To the board of directors of
ENEL S.p.A.

1	We have audited the attached IFRS reconciliation schedules of the ENEL Group, comprising the consolidated balance sheets as at 1 January 2004 and 31 December 2004, consolidated income statement for the year ended 31 December 2004 and notes thereto, disclosed to the market on 14 June 2005 with the document entitled “Transition to International Financial Reporting Standards”. The above IFRS reconciliation schedules are derived from the consolidated financial statements of ENEL S.p.A. as at and for the year ended 31 December 2004, prepared in accordance with Italian legislation governing the preparation of financial statements. We audited such consolidated financial statements and issued our audit report thereon on 10 May 2005. The IFRS reconciliation schedules have been prepared as part of the transition to the International Financial Reporting Standards (IFRS) approved by the European Commission. The IFRS reconciliation schedules are the responsibility of the parent company’s management. Our responsibility is to express an opinion on these schedules based on our audit.

2	We conducted our audit in accordance with the auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliation schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall IFRS reconciliation schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audit of the figures relating to the subsidiary Wind Telecomunicazioni S.p.A. included in the consolidated figures shown in the IFRS reconciliation schedules and representing 14% and 13% of consolidated assets at 31 December 2004 and consolidated revenues for the year ended 31 December 2004, respectively, rests with other auditors.

3	In our opinion, the IFRS reconciliation schedules referred to in paragraph 1 taken as a whole comply with the preparation criteria and principles set out in article 82 bis of Issuer Regulation no. 11971/1999, adopted by Consob, the Italian Commission for Listed Companies and the Stock Exchange, with resolution no. 14990 of 14 April 2005.

4	We draw your attention to the disclosures provided by the management in the section “Foreward” of the “Transition to International Financial Reporting Standard” document about the following matters:

4.1	The IFRS reconciliation schedules have been prepared using the measurement and recognition criteria required by IFRS which will presumably be in force at 31 December 2005. Such criteria may differ from those currently provided for by IFRS and in force at such date due to further orientations of the European Commission approving the IFRS or the issue of new standards or interpretations by the relevant bodies.

4.2	Furthermore, such schedules have been prepared only for the purposes of the transition to IFRS for the preparation of the first set of financial statements in accordance with the IFRS approved by the European Commission. They do not include the comparative figures and notes which would be required to give a true and fair view of the financial position and results of the Enel Group in accordance with IFRS.

5	Our audit report on the consolidated financial statements of the Enel Group as at and for the year ended 31 December 2004, issued on 10 May 2005, made reference to the disclosures provided by the management in the notes to the consolidated financial statements about the following matters, which are reported below with the relevant references:

5.1	The 2004 caption “Amortisation, depreciation and write-downs” in the IFRS reconciliation schedules includes a write-down of €1,116 million of the consolidation difference relating to the telecommunications sector in order to align it to market value. In the consolidated financial statements at 31 December 2004, such amount is recognised under “Extraordinary expense”.

5.2	The ENEL Group has certain disputes in course and other uncertain positions, mainly of a tariff, environmental and urban nature, from which costs may be incurred in the case of an unfavourable outcome, which is, however, considered remote. Such costs are not quantifiable at the present date.

Rome, 14 June 2005

     KPMG S.p.A.

(Signed on the original)

Bruno Mastrangelo
Director

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: June 30, 2005